UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2014 (July 13, 2014)

MYLAN INC.

(Exact Name of Registrant as Specified in Charter)

Pennsylvania	1-9114	25-1211621
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Mylan Boulevard Canonsburg, PA	15317
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (724) 514-1800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 1.01.	Entry into a Material Definitive Agreement.

On July 13, 2014, Mylan Inc., a Pennsylvania corporation (“Mylan”), entered into a Business Transfer Agreement and Plan of Merger (the “BTA”) by and among Mylan, New Moon B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“New Mylan”) and a wholly-owned subsidiary of Mylan, Moon of PA Inc., a Pennsylvania corporation and a wholly-owned subsidiary of New Mylan (“Merger Sub”), and Abbott Laboratories, an Illinois corporation (“Abbott”). The BTA provides for the acquisition by Mylan of Abbott’s non-U.S. developed markets specialty and branded generics business (the “Assets”) in an all-stock transaction. In the transaction, Abbott will transfer the Assets to New Mylan in consideration for 105,000,000 New Mylan ordinary shares (the “Business Transfer”), and, immediately following the transfer, Merger Sub will merge with and into Mylan, with Mylan surviving the merger and continuing as a wholly-owned subsidiary of New Mylan (the “Merger” and, together with the Business Transfer, collectively, the “Transaction”). At the effective time of the Merger, each issued and outstanding share of Mylan common stock will be converted into the right to receive one New Mylan ordinary share. Mylan shareholders will recognize gain for U.S. federal income tax purposes on the exchange of Mylan common shares for New Mylan ordinary shares.

Prior to closing the Transaction, New Mylan will be converted into a public limited company (naamloze vennootschap) and will be renamed “Mylan N.V.”. New Mylan is organized in the Netherlands and will be led by Mylan’s current leadership team and board of directors. New Mylan’s ordinary shares are expected to be listed on the Nasdaq Global Select Market. Following completion of the Transaction, the former shareholders of Mylan will own approximately 79% of the outstanding New Mylan ordinary shares and Abbott will indirectly own approximately 21% of the outstanding New Mylan ordinary shares.

The Transaction has been unanimously approved by the board of directors of both Abbott and Mylan.

The parties have made customary representations and warranties in the BTA and have agreed to customary pre-closing and post-closing covenants. In addition, the BTA provides that the parties will indemnify each other for breaches of these representations, warranties and covenants, subject to certain limitations, and for certain other matters.

Under the BTA, Abbott will agree for a period of two-years to certain non-competition restrictions in the non-U.S. developed markets with respect to pharmaceutical products which contain the same active pharmaceutical ingredient as the acquired products, subject to certain exceptions.

The consummation of the Transaction is subject to the satisfaction of certain customary closing conditions, including regulatory approvals and the approval of the Merger by Mylan’s shareholders. Abbott will not require shareholder approval in connection with the Transaction.

The BTA contains certain customary termination rights, including the right of either party to terminate the agreement if the Transaction is not completed by October 13, 2015, subject to extension for a period of 90 days in the event conditions relating to regulatory approvals have not been satisfied as of that date. Neither party has the right to terminate the BTA in order to engage in an alternative transaction. If the BTA is terminated in certain circumstances, including in the event that certain regulatory approvals are not obtained, approval of Mylan’s shareholders is not obtained or Mylan’s board of directors withdraws its recommendation of the Transaction or approves or recommends an alternative acquisition proposal for Mylan, Mylan will be required, at Abbott’s option, to reimburse Abbot’s costs and expenses incurred in connection with the Transaction (including certain restructuring related taxes), provided that Mylan will not be required to reimburse Abbott for an amount in excess of $100,000,000.

Upon as of the consummation of the Transaction, New Mylan and Abbott will enter into a Shareholder Agreement. The Shareholder Agreement will impose certain restrictions on Abbott, including prohibiting transfers of New Moon ordinary shares to competitors of Mylan and to activist investors as defined in the agreement, as well as to customary standstill limitations so long as Abbott’s ownership interest in New Moon equals or exceeds 5%. Abbott will agree to vote its New Moon ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation by New Moon’s board of directors. Abbott also will be entitled to customary demand and piggy-back registration rights.

At the closing of the Transaction, New Mylan, Abbott and certain of their affiliates will enter into ancillary agreements providing for transition services, manufacturing relationships and license arrangements.

Item 3.03.	Material Modification to Rights of Security Holders.

Also on July 13, 2014, prior to the execution of the BTA, the board of directors of Mylan approved Amendment No. 6 to Rights Agreement (the “Amendment”), amending the Rights Agreement (“Rights Agreement”) dated as of August 22, 1996, as amended as of November 8, 1999, August 13, 2004, September 8, 2004, December 2, 2004 and December 19, 2005, among Mylan and American Stock Transfer & Trust Company, as rights agent (the “Rights Agent”). The Amendment, among other things, renders the Rights Agreement inapplicable to the Transaction and the BTA. The Amendment remains subject to approval by the Rights Agent.

Item 8.01.	Other Events.

On July 14, 2014, Mylan and Abbott issued the joint press release attached to this Current Report as Exhibit 99.1.

Cautionary Statements Regarding Forward-Looking Information.

This communication contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may often be identified by the use of words such as “will”, “may”, “could”, “should,” “would”, “project”, “believe”, “anticipate”, “expect”, “plan,” “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Such forward-looking statements include, without limitation, statements regarding the proposed acquisition of the Assets by Mylan, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Mylan’s and the acquired business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; changes in relevant tax and other laws; the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of approval of Mylan’s shareholders; the regulatory approvals required for the transaction not being obtained on the terms expected or on the anticipated schedule; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis; the integration of the acquired business by Mylan being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; the retention of certain key employees of the acquired business being difficult; Mylan’s and the acquired business’s expected or targeted future financial and operating performance and results; the combined company’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on Mylan’s and the acquired business’s consolidated financial condition, results of operations or cash flows; Mylan’s and the acquired business’s ability to protect their intellectual property and preserve their intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in economic and financial conditions of Mylan’s business or the acquired business; uncertainties and matters beyond the control of management; and the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate the acquired business. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC. You can access Mylan’s Form 10-K through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

Additional Information and Where to Find It

In connection with the proposed acquisition of the Assets by Mylan, New Mylan and Mylan intend to file relevant materials with the SEC, including a New Mylan registration statement on Form S-4 that will include a proxy statement of Mylan that also constitutes a prospectus of New Mylan. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE ASSETS AND THE TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan upon written request to Mylan at 724-514-1813 or investor.relations@mylan.com.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014. This document can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press release dated July 14, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN INC.

Date: July 14, 2014	By:	/s/ John D. Sheehan
John D. Sheehan
Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated July 14, 2014.

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